Report of Independent Accountants

To the Board of Directors of:

Institutional Daily Assets Fund

Small Cap Index Portfolio

Liquid Assets Portfolio

Latin American Equity Portfolio

Equity Appreciation Fund Portfolio

Small Cap Portfolio

Pacific Basin Equity Portfolio

Equity 500 Index Portfolio

Intermediate Tax Free Portfolio

Tax Free Money Portfolio

Cash Management Portfolio

Treasury Money Portfolio

Quantitative Equity Fund Portfolio

Capital Appreciation Portfolio

NY Tax Free Money Portfolio

Institutional Treasury Assets Fund

BT PreservationPlus Portfolio - Unwrapped

BT PreservationPlus Portfolio - Wrapped

BT PreservationPlus Income Fund - Wrapped

Asset Management Portfolio

Asset Management II Portfolio

Asset Management III Portfolio

Small Cap Index Fund (Insurance Trust Funds)

Equity 500 Index (Insurance Trust Funds)

U.S. Bond Index Portfolio

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 29, 2000:

  Count and inspection of all securities located in the vault of Deutsche Bank in New York;
    Confirmed all securities record-kept at banks with whom the Custodian and the Funds have contracted to provide sub-custodian services, including Deutsche Bank Hong Kong, Deutsche Bank Philippines, Euroclear Norway, Standard Chartered Bank Indonesia, United Overseas Bank Malaysia.
    Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;
    Reconciliation of all such securities to the books and records of the Funds and the Custodian;
    Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Deutsche Bank records; and

  We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

  In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2000 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

  This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

  Baltimore, Maryland

  September 5, 2000